Correspondence

Becker & Poliakoff LLP

45 Broadway, 17th Floor

New York, New York 10006

Tel.: (212) 599-3322

July 20, 2021

Via Edgar

Ms. Taylor Beech

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	GreenVision Acquisition Corp.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2021
File No. 001-39136

Dear Commission Staff:

On behalf of GreenVision Acquisition Corp. (the “Company,” “GreenVision,” “we,” “our” or “us”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system related to GreenVision’s proposed business combination with Helbiz, Inc. (“Helbiz”). In this Amendment No. 4 to the Proxy Statement, the Company is supplementing its previous response to comment number 5 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 13, 2021 (the “Comment Letter”). In its supplemental response to comment number 5, the Company has further revised the pro forma condensed financial statements set forth in Amendment No. 4 to the Proxy Statement to account for the impact of the $6.5 million of expenses in the pro forma condensed combined statements of operations. See pages 174, 175 and 179 of Amendment No. 4 to the Proxy Statement.

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Thank you for your assistance in this matter. Please contact the undersigned or my partners Jie Chengying Xiu and Steven L. Glauberman with any questions or further comments. Our email addresses are, respectively, Jxiu@beckerlawyers.com, mgoldstein@beckerlawyers.com, and sglauberman@beckerlawyers.com.

Sincerely,

/s/ Michael A. Goldstein, Esq.

cc:	Robert Shapiro, SEC
Linda Cvrkel, SEC